FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

Item 1	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Item 1

Sean Finn
Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary	Premier vice-président Affaires publiques, chef de la direction des Affaires juridiques et secrétaire général

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Canada	935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Canada
T 514-399-7091 F 514-399-4854	T 514-399-7091 Tc 514-399-4854

VIA SEDAR

April 28, 2008

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Registrar of Securities, Yukon
Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 –
Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 22, 2008, at 10:00 a.m., (Central Time) at The Peninsula Hotel, 108 East Superior Street, Chicago, Illinois, (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors.  The 14 nominees proposed by management were elected as directors.  According to proxies received and ballots cast, each of the following 14 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

April 28, 2008

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

Michael R. Armellino
A. Charles Baillie
Hugh J. Bolton
J.V. Raymond Cyr
Amb. Gordon D. Giffin
James K. Gray
E. Hunter Harrison
Edith E. Holiday
V. Maureen Kempston Darkes
Robert H. Lee
Denis Losier
The Hon. Edward C. Lumley
David G.A. McLean
Robert Pace
	346,775,701 347,131,729 341,276,891 346,653,331 343,731,598 346,708,715 346,586,098 345,745,334 342,270,047 347,164,212 346,738,919 346,727,896 346,659,472 346,622,555	99.73 99.84 98.16 99.70 98.86 99.72 99.68 99.44 98.44 99.85 99.73 99.72 99.70 99.69	921,712 565,684 6,403,522 1,044,082 3,965,815 988,698 1,110,154 1,952,112 5,410,399 533,234 954,527 969,550 1,037,800 1,074,717	0.27 0.16 1.84 0.30 1.14 0.28 0.32 0.56 1.56 0.15 0.27 0.28 0.30 0.31

2. Appointment of Auditors

KPMG LLP were appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands.  The percentage of common shares with proxies received “FOR” the appointment of the auditors was 99.70% of the common shares represented.

3. Shareholder Proposal

A ballot was conducted with respect to Shareholder Proposal to the effect that CN immediately release to shareholders the complete findings of all environmental studies CN has commissioned relating to its discontinued Algonquin Park line, and to report to shareholders as to how CN will deal with the environmental concerns, including timelines for remediation.  According to the proxies received and ballots cast, the proposal was defeated with the following results:

Votes Against — 303,403,366 (89.95%)

Votes For — 33,913,980 (10.05%)

April 28, 2008

Yours truly,

/s/ Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 29, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel